Exhibit 99.1

Correvio Partners with Hong Kong Teson Pharma Limited for the Commercialization of Aggrastat® in China

NASDAQ: CORV
TSX: CORV

VANCOUVER and HONG KONG, March 10, 2020 /CNW/ - Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, and Hong Kong Teson Pharma Limited (Teson), a privately-held pharmaceutical company, today announced that Correvio International Sàrl, a wholly owned subsidiary of Correvio, and Teson have entered into an exclusive agreement for the commercialization of Aggrastat® (tirofiban hydrochloride). The agreement covers the territories of mainland China (excluding Taiwan and Hong Kong) and Macau.  Aggrastat® is Correvio's marketed asset for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome (ACS).

Under the terms of the agreement, Correvio will receive a one-time upfront payment of $3.0 million (USD) from Teson.  Correvio is then eligible to receive up to an additional $0.5 million (USD) upon Teson's first receipt of product, which is anticipated to occur in the third quarter of 2020.  In exchange, Teson will receive exclusive rights to commercialize Aggrastat in the agreed to territories, at its own cost and expense.  Additional terms of the agreement were not disclosed.

"This agreement with Correvio brings to our pipeline a high-value, commercial-stage asset with a cardiovascular focus and the potential to help a great number of patients in China and Macau," said Ethan Zeng, General Manager of Teson.  "We are delighted to partner with Correvio, a pioneering specialty pharmaceutical company with a strong track record in commercializing hospital drugs across the globe, and we believe this transaction underscores our strong focus on and commitment to healthcare innovation.  At Teson, our goal is to become a market leader in commercializing innovative therapies that address unmet medical needs in the Asia Pacific region."

"Teson is dedicated to commercializing novel, cutting-edge therapies and they have strong sales and marketing expertise and capabilities in China and Macau," said Mark H.N. Corrigan, MD, Chief Executive Officer of Correvio.  "This new strategic alliance adds to Correvio's growing list of world-class partners who are actively marketing our novel hospital drugs in important global markets.  We look forward to working with Teson and we believe there is no company better suited to maximize the commercial potential of Aggrastat in the licensed territories."

About Acute Coronary Syndromes

Acute Coronary Syndromes (ACS) is a term that refers to a variety of conditions consistent with acute myocardial ischemia and/or infarction that are usually due to an abrupt reduction in coronary blood flow1. The ACS spectrum includes patients with ST-elevation myocardial infarction (STEMI) and non-ST–elevation ACS (NSTE-ACS), which is comprised of non-STEMI (NSTEMI) and unstable angina. The Thrombus (i.e. blood clot that forms inside a blood vessel or chamber of the heart) formation reduce blood flow in the affected coronary artery and cause ischemic chest pain1.  Research from Datamonitor estimates that in 2013, >880,000 persons in the US experienced an ACS event, while in the major five EU markets, this figure was >650,0002. Furthermore, the number of ACS incidences is expected to grow nearly 40% by 20332. Approximately 70,000 acute myocardial infarctions occur each year in Canada and some 19,000 Canadians die from this condition3.

More About AGGRASTAT®

Aggrastat® (tirofiban hydrochloride, or HCl) is an intravenous (IV) non-peptidal antagonist of the glycoprotein (GP) IIb/IIIa receptor, an important platelet surface receptor involved in platelet aggregation. Aggrastat, in combination with heparin and acetylsalicylic acid (ASA), is currently approved in Canada for the management of patients with unstable angina or non-Q-wave myocardial infarction, including patients who may subsequently undergo PCI to decrease the rate of refractory ischemic conditions, new myocardial infarction and death.  By blocking fibrinogen from binding to the GP IIb/IIIa receptor, Aggrastat prevents the crosslinking of platelets, which is the basis for platelet aggregation.  Aggrastat is commercialized in 60 countries worldwide, either by Correvio or via its extensive distributor and partner network.

About Hong Kong Teson Pharma Limited

Hong Kong Teson Pharma Limited is a privately-held pharmaceutical company in Hong Kong, China, focusing on commercializing innovative and cutting-edge therapies and medications to address the unmet medical needs in the Asia Pacific region. With its strong sales and marketing expertise and capabilities and its nationwide commercial presence and distribution network, Teson is specialized in marketing and commercializing the Cardiovascular and CNS brands & generics across China, among others.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

References

1.	Amsterdam EA et al. 2014 AHA/ACC guideline for the management of patients with non–ST-elevation acute coronary syndromes: a report of the American College of Cardiology/American Heart Association Task Force on Practice Guidelines. J Am Coll Cardiol. 2014;64:e139–228.
2.	Datamonitor. Acute Coronary Syndrome: Epidemiology. October 2014.
3.	Fitchett DH et al. Assessment and Management of Acute Coronary Syndromes (ACS): A Canadian Perspective on Current Guideline-Recommended Treatment – Part 1: Non-ST–Segment Elevation ACS Can J Cardiol 2011; 27:S387–S401

Correvio's Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to the ability of Teson to sell Aggrastat in the territories. In particular, no statement herein should be understood to mean: (i) that there will be a first delivery of Aggrastat to Teson in the third quarter of 2020, or when that first delivery will occur, or (ii) that Teson will turn out to be well suited to maximize the commercialization of Aggrastat in the territories.

A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Report on Form 40-F for the year ended December 31, 2018 and its quarterly report filed November 14, 2019 for the third quarter of 2019. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All other trademarks are the property of their respective owners.

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SOURCE Correvio Pharma Corp

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%CIK: 0001036141

For further information: Contacts: Hong Kong Teson Pharma Limited, Ethan Zeng, General Manager, 020.22911236, ethan@tesonpharma.com; Correvio Pharma Corp., Justin Renz, President & CFO, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners, Michelle Carroll/Claudia Styslinger, 212.600.1902, michelle@argotpartners.com, claudia@argotpartners.com

CO: Correvio Pharma Corp

CNW 07:30e 10-MAR-20